Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

January 20, 2023

Re:	Dimicron Inc. dba Dymicron
Offering Statement on Form 1-A/A
File No. 024-12001

Ladies and Gentlemen:

On behalf of Dimicron Inc. dba Dymicron, I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Tuesday, January 24, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Alan S. Layton

Alan S. Layton,

Chief Executive Officer

cc:	Jeanne Campanelli, Esq.
CrowdCheck Law LLP